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                           January 15, 2021

       R. Scott Dennis
       Chief Executive Officer
       Invesco Real Estate Income Trust Inc.
       1555 Peachtree Street, N.E. Suite 1800
       Atlanta, Georgia 30309

                                                        Re: Invesco Real Estate
Income Trust Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-11
                                                            Submitted November
12, 2020
                                                            Response Dated
December 18, 2020
                                                            CIK No. 0001756761

       Dear Mr. Dennis:

              We have reviewed your December 18, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement on Form S-11

       Investment Portfolio
       Medical Office Portfolio, page 110

   1. We note your response letter dated December 18, 2020. For any completed or probable acquisition, please
provide us with the following information:
                                                            Name or description
of the property or investment;
                                                            Actual or expected
date of the acquisition or investment;
                                                            Total purchase
price or amount invested, inclusive of any debt assumed or entered into to purchase
the property or investment;
                                                            If applicable, your
share of the purchase price or amount invested, inclusive of any
 R. Scott Dennis
Invesco Real Estate Income Trust Inc.
January 15, 2021
Page 2
           debt assumed or entered into to purchase the property or investment;
             Registrant   s assets as of the date of the acquisition plus the
proceeds (net of
           commissions) in good faith expected to be raised in the registered offering over the next 12 months;
             Total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions; and
             Total assets as of the end of the most recently completed fiscal year required to be filed at or prior to the date of acquisition.
2. We note your response letter dated December 18, 2020. Not including any of the completed or probable acquisitions or investments listed in your response to the above comment, please tell us if there are any expectations to make additional investments or purchase additional properties before effectiveness. To the extent there are additional investments or properties, please provide us with details about these investments and properties.
        You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                             Sincerely,
FirstName LastNameR. Scott Dennis
                                                             Division of
Corporation Finance
Comapany NameInvesco Real Estate Income Trust Inc.
                                                             Office of Real
Estate & Construction
January 15, 2021 Page 2
cc:       Aaron C. Hendricson
FirstName LastName